Exhibit 99.1

NICE Sponsors “Pop-Up” Events Throughout Europe
on MiFID II Regulatory Compliance Challenges

NICE focuses on educating buy-side trading firms on the holistic surveillance technologies that support MiFID II & MAR regulations

LONDON – May 3, 2016 – NICE (NASDAQ: NICE) has announced that it is sponsoring a series of regulation and technology-focused ‘pop-up’ events to be held throughout Europe, organized by The Trade magazine. The special forums were designed for buy-side trading firms and their partners to discuss the strategies, systems and working practices necessary to comply with MiFID II as the European Securities and Markets Authority (ESMA) prepares to deliver its final guidance and recommendations.

These conferences, called “MiFID II Best Execution: Are You Ready” will begin to roll out in London on May 9, to be followed up by similar events in Frankfurt (May10), Paris (May 17) and Stockholm (May 19). Attendees may visit the NICE area located in the sponsors’ section of the exhibition.

NICE, focused on educating the industry on the latest strategies and holistic surveillance technologies that support the new MiFID II & MAR regulations, will participate in a series of panel discussions to be conducted at each of the events titled, “MiFID II – The Regulatory Overview.” Tom Honeywell, Director of Communication Surveillance, will represent NICE at these discussions. Honeywell, a trading floor communication surveillance subject matter expert, has extensive experience introducing complex compliance solutions into the banking, technology, consulting and government sectors.

“The growing scale of trade volume, combined with the increasing complexity of global regulations, has created an escalating need for surveillance technology across trade and communications data,” said Cromwell Fraser, Vice President, Communications Compliance, NICE. “Firms need advanced surveillance technology if they expect to manage the sheer scale, speed, lines of communication, and trade information present today. A holistic and all-inclusive surveillance framework could also potentially help financial institutions save billions of dollars in fines and prevent reputational loss.”

Complimentary attendance for the events is available for buy-side trading and compliance professionals. by registering here.  For those unable to attend the pop-up events, NICE is also hosting a webinar on the same topic on May 25. For registration information please click here.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Fraser, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.